PART II

OFFERING MEMORANDUM DATED August 31, 2022

ITerum Energy Company



ITerum Energy Company
1400 South Street, Suite 500, Las Vegas, Nevada 89101
https://www.iterumenergy.com

Up to $5,000,000 of Class B Common Stock (Non-Voting)

Minimum Investment Amount: $250.00

ITerum Energy Company ("ITerum" "the Company," "we," or "us"), is offering up to $5,000,000 worth of Class B Common Stock ("Class B Non-Voting Stock"). The minimum target amount under this Regulation CF offering is $25,000 (the "Target Amount"). The Company must reach its Target (minimum) Amount of $25,000 by August 31, 2023. Unless the Company raises at least the Target (minimum) Amount of $25,000 under the Regulation CF offering by August 31, 2023, no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect

management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

In the event that we become a reporting Company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

TABLE OF CONTENTS

THE COMPANY AND ITS BUSINESS

Overview

ITerum Energy Company is a C-Corporation incorporated on May 23, 2011, under the laws of Nevada. The Company uses proprietary engineering, software, and design using proven commercially available technologies to convert renewable energy and waste-heat to green electric power.

Mark A. Ryan founded the Company as "Pyramid Green Power Corporation" on May 23, 2011 in the State of Nevada. On September 27, 2017, the Company formed ITerum Energy Ltd., a corporation in the Isle of Man, to hold the Company's future intellectual property as the Company grows and expands worldwide. On January 5, 2022, the Company changed its name to ITerum Energy Company under the laws of the State of Nevada.

Our principal office is located at 400 South Street, Suite 500, Las Vegas, Nevada 89101, and our website is https://www.iterumenergy.com. For more detailed information regarding our business, see on the Company's Landing Page filed with this Form C.

Employees

The Company currently has 1 full-time employees, 3 part-time employees, and 4 consultants.

Intellectual Property

The Company holds all intellectual property rights associated with its unique and disruptive solutions, core proprietary designs, trademarks, know-how and trade secrets. U.S. trademarks include "ITERUM ENERGY". On January 1, 2018, all "copy written and registered materials" was transferred from ITerum Energy Ltd to Pyramid Green Power Corporation.

Litigation

The Company is not involved in any litigation, and its management is not aware of any pending or threatened legal actions relating to its intellectual property, conduct of its business activities, or otherwise.

Property

The Company does not own any significant property. The Company is currently without a headquarters and management works remotely.

Due Diligence

Due diligence by CrowdCheck, Inc.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events, and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Investment Risk. Investment in early-stage companies involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Company's Class B Non-Voting Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C.

The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Business projections only estimates. There can be no assurance that the Company will meet their projections. There can be no assurance that the Company will be able to find sufficient demand for its product as it has a unique business model without extensive history nor is there any assurance on the accuracy of its internal estimates including those related to the cost of product, output potential or the output of the planned facilities. If there is limited acceptance of its business and/or services, then the Company's financial results will be negatively impacted.

Early-stage entity with no operating history. Mark A. Ryan founded ITerum Energy Company (formerly Pyramid Green Power Corporation) in 2011. Pyramid Green Power Corporation developed the Pyramid Power Module which is now a division of ITerum Energy Company. The Company is transitioning from the development to the commercialization stage, and has incurred significant expenditures for the design and development of its technologies during its development stage. As of year-end December 31, 2021, the Company had incurred a Net Loss of $290,125 and has not generated any Revenue since inception. There is no assurance that the Company will be able to establish successful business operations generate sufficient revenues, earnings, and cash flows become profitable or pay dividends.

Financing risk. The Company plans to obtain additional fundings in the future to finance its business strategy, operations, and growth. However, the Company may not be able to obtain sufficient financing to meet its operating needs and fulfill its plans, in which case it may cease to operate and investors may lose the entirety of their investment. Even if the Company achieves a successful offering, the terms of future offerings may result in your investment in the Company being diluted because later stage investors may get better terms on future securities.

The Company is offering Class B Non-Voting Common Stock in the amount of up to $5.0 million in this Regulation CF offering to fund commercialization efforts. Even if the maximum amount is raised in this Regulation CF offering, the Company will need to raise additional funds in a separate and future offering to fund 'development efforts'. If the Company cannot raise those funds for whatever reason, including reasons relating to the Company itself or to the broader economy, it may not survive.

Key personnel risk. The Company's future success depends on the efforts of a small number of key executives. Mark A. Ryan is Chairman and the sole Member of the Board. In addition, due to its limited financial resources and the specialized expertise required, the Company may not be able to recruit the executives and employees needed to expand its business. There can be no assurance that the Company will be able to attract and retain the personnel the Company requires to operate and expand.

Management has discretion over use of proceeds. The net proceeds from this offering will be used for the purposes described under "Use of Proceeds." The Company reserves the right to use the funds obtained from this offering for other similar purposes not presently contemplated which it deems to be in the best interests of the Company and its investors in order to address changed circumstances or opportunities. The success of the Company will be substantially dependent upon the discretion and judgment of management with respect to application and allocation of the net proceeds of this offering. Investors of the Class B Non-Voting Common Stock will be entrusting their funds to the Company's management, upon whose judgment and discretion the investors must depend.

Auditor issued a "going concern" note in the audited financials. The Company is in the development phase and has not recorded revenue to date. The Company incurred a Net Loss of $290,125 and $448,321 in the fiscal years ended December 31, 2021 and 2020, respectively. These losses raise substantial doubt about its ability to continue as a going concern. If there is limited market acceptance for the Company's products and services, then its ability to generate future revenues, earnings and cash flows will be negatively impacted.

Commercialization risk. ITerum Energy Company deploys innovative, engineered solutions to create energy from renewable sources and waste heat, called the Waste Heat-to-Power (WTP) which is part of an emerging renewable energy market which aims to replace traditional carbon-based fossil fuels and alternative more expensive renewable energy resources. All of the Company's proposed products and services are dependent upon the application of its ITerum Modular Energy System technology. The Company's viability is dependent upon its ability to achieve the successful deployment and scale up of these modular energy systems, as well as growth within the emerging WTP renewable energy market.

Market risk. The Company will depend upon strategic relationships to develop, exploit, and manufacture its products. If these relationships are not successful, the Company may not be able to capitalize on the economic potential of its products. Potential collaborators may reject collaborations based upon their assessment of the Company's financial, regulatory, or intellectual property position. If the Company fails to establish and maintain its collaborations on acceptable terms, then its economic position may be negatively impacted.

Internal Controls Risk. Our failure to implement and maintain effective internal control over financial reporting may result in material misstatements in our financial statements, which could in the future require us to restate financial statements, cause investors to lose confidence in our reported financial information and could have an adverse effect on our ability to fundraise.

Insurance risk. The Company does not currently have any insurance in place for the Company or its officers. There can be no assurance that insurance will be available or sufficient to cover any risks faced by the Company. If the Company suffers an uninsured loss, all or a substantial portion of the Company's funds may be lost. In addition, all of the assets of the Company may be at risk in the event of an uninsured liability to third parties.

Intellectual property risk. If the Company cannot protect, maintain and, if necessary, enforce its intellectual property rights, its ability to develop and commercialize products could be adversely impacted. The Company's success, in large part, depends on its ability to protect and maintain the proprietary nature of its technology. Some of the Company's proprietary information may not be patentable and other of the Company's and/or the Company may choose to keep certain of its proprietary technology as trade secrets rather than disclosure through the patent process. As a result, there can be no assurance that others will not utilize similar or superior solutions to compete with the Company. Further, should the Company choose to patent some of its information, the Company cannot guarantee that it will develop proprietary products that are patentable, and that, if issued, any patent will give a competitive advantage or that such patent will not be challenged by third parties. The process of obtaining patents can be time consuming with no certainty of success, as a patent may not issue or may not have sufficient scope or strength to protect the intellectual property it was intended to protect. The Company cannot assure you that its means of protecting its proprietary rights will suffice or that others will not independently develop competitive technology or design around patents or other intellectual property rights issued to the Company. Even if a patent is issued, it does not guarantee that it is valid or enforceable. Any patents that the Company or its licensors have obtained or obtain in the future may be challenged, invalidated, or unenforceable. If necessary, the Company will initiate actions to protect its intellectual property, which can be costly and time consuming.

Regulation risk. The entire energy market is globally regulated, and the Company may need to obtain licenses and/or permits from the U.S. federal government and federal agencies, state and local governments where renewable energy and WTP solutions are planned, and other countries where the Company plans to expand.

Risks Related to the Securities

Sole director and related party shareholders have control over all stockholder decisions. As a result of the Class A Voting Common Stock held by the Company's sole director, Mark A. Ryan (10,217,545 shares per Eyton, LLC) and related parties Crystal Ryan (4,000,000 shares per Four Moons Holdings, LLC), Cullen Ryan (2,000,000 shares per The LPM Company, LLC), and Moira Ryan (2,000,000 shares per MCK, LLC) will be able to exercise voting rights with respect to an aggregate of 18,217,545 shares of Class A Common Stock, which will represent approximately 81.66% of the voting power of our outstanding capital stock immediately following this offering. The Class B Non-Voting Common Stock issued in this offering will not dilute our officers and directors voting control because the Class B Non-Voting Common Stock have no voting rights. As a result, Mark A. Ryan, Crystal Ryan, Cullen Ryan and Moira Ryan have the ability to control the outcome of all matters submitted to our stockholders for approval, including the election, removal, and replacement of directors and any merger, consolidation, or sale of all or substantially all of our assets.

Credit card risk. Using a credit card to purchase shares may impact the return on your investment as well as subject you to other risks inherent in this form of payment. Investors in this offering have the option of paying for their investment with a credit card, which is not usual in the traditional investment markets. Transaction fees charged by your credit card company (which can reach 6% of transaction value) and interest charged on unpaid card balances (which can reach almost 25% in some states) add to the effective purchase price of the shares you buy. The cost of using a credit card may also increase if you do not make the minimum monthly card payments and incur late fees. Using a credit card is a relatively new form of payment for securities and will subject you to other risks inherent in this form of payment, including that, if you fail to make credit card payments (e.g. minimum monthly payments), you risk damaging your credit score and payment by credit card may be more susceptible to abuse than other forms of payment. Moreover, where a third-party payment processor is used, as in this offering, your recovery options in the case of disputes may be limited. The increased costs due to transaction fees and interest may reduce the return on your investment. The SEC's Office of Investor Education and Advocacy issued an Investor Alert dated February 14, 2018 entitled: Credit Cards and Investments – A Risky Combination, which explains these and other risks you may want to consider before using a credit card to pay for your investment.

Valuation risk. The valuation of private companies, especially early-stage companies with no operating history, is difficult to access, uncertain and contains a high degree of risk. The pre-money valuation of the Company was developed internally based on comparable company multiple analysis and speculative five-year financial projections. No independent third-party review of the Company's valuation was performed. Also, the issuance of additional shares of Common Stock, or additional option grants may future dilute the current valuation of the Company. Investors should not invest if they disagree with the Company's estimated valuation. See "Dilution" for more information.

Investment risk. There is no assurance that a purchaser will realize a return on its investment or lose its entire investment. For this reason, each purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

Illiquid securities. There are restrictions on how you can resell your securities for the next year. More importantly, there is no market for these securities, and there might never be one. It is uncertain if the Company will ever go public or get acquired by a bigger Company. That means the money you paid for these securities could be tied up for a long time.

Future fundraising may affect the rights of investors. In order to fund the development of the planned facilities, the Company plans to raise additional funds in immediate future, either by offerings of securities or through borrowing from banks or other sources. The terms of future capital raising, such as loan agreements, may include covenants that give creditors greater rights over the financial resources of the Company.

The subscription agreement has a forum selection provision that requires disputes be resolved in state or federal courts in the State of Delaware, regardless of convenience or cost to you, the investor. In order to invest in this offering, investors agree to resolve disputes arising under the subscription agreement in state or federal courts located in the State of Delaware, for the purpose of any suit, action or other proceeding arising out of or based upon the agreement. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. We believe that the exclusive forum provision applies to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such a provision in this context. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. This forum selection provision may limit your ability to obtain a favorable judicial forum for disputes with us.   Although we believe the provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies and in limiting our litigation costs, to the extent it is enforceable, the forum selection provision may limit investors' ability to bring claims in judicial forums that they find favorable to such disputes, may increase investors' costs of bringing suit and may discourage lawsuits with respect to such claims. Alternatively, if a court were to find the provision inapplicable to, or unenforceable in an action, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

Risks Related to COVID-19

Business and operational risk. In March 2020, the World Health Organization made the assessment that the outbreak of a novel coronavirus (COVID-19) can be characterized as a pandemic. As a result, uncertainties have arisen that may have a significant negative impact on the operating activities and results of the Company. The occurrence and extent of such an impact will depend on future developments, including (i) the duration and spread of the virus, (ii) government quarantine measures, (iii) voluntary and precautionary restrictions on travel or meetings, (iv) the effects on the financial markets, and (v) the effects on the economy overall, all of which are uncertain.

The Company's business could be materially and adversely affected by the risks, or the public perception of the risks, related to an epidemic, pandemic, outbreak, or other public health crisis, such as the recent outbreak of COVID-19. The risk, or public perception of the risk, of a pandemic or media coverage of infectious diseases could adversely affect the value of the Class B Non-Voting Common Stock and the financial condition of the Company's investors or prospective investors, resulting in reduced demand for the Class B Non-Voting Common Stock generally. Further, such risks could result in persons avoiding appearing at in-person health care appointments. "Shelter-in-place" or other such orders by governmental entities could also disrupt the Company's operations, if those employees of the Company who cannot perform their duties from home are unable to report to work.

Capital markets risk. The spread of COVID-19 has led to severe disruption and volatility in the global capital markets, which could increase the Company's cost of capital and adversely affect its ability to access the capital markets in the future. It is possible that the continued spread of COVID-19 could cause a further economic slowdown or recession or cause other unpredictable events, each of which could adversely affect the Company's business, results of operations, or financial condition. The extent to which COVID-19 affects the Company's financial results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the COVID-19 outbreak and the actions to contain the outbreak or treat its impact, among others. Moreover, the COVID-19 outbreak has had and may continue to have indeterminable adverse effects on general commercial activity and the world economy, and the Company's business and results of operations could be adversely affected to the extent that COVID-19 or any other pandemic harms the global economy generally.

DIRECTORS, EXECUTIVE OFFICERS, AND EMPLOYEES

This table shows the principal people on the Company's team, as of July 13, 2022:

Name	Position	Term of Office	Approx. hours per week (if not full time)
Executive Officers:			
Mark A. Ryan	Founder, Executive Chairman, President, and Chief Executive Officer	May 23, 2011 to Present	Full-Time
Cullen P. Ryan	Director of Field Services and Secretary	June 1, 2018 to Present	Part-Time (8 hours per week)
Key Employees:			
Todd E. Stevens, PhD	Director of Technology	May 23, 2011 to Present	Part-Time (8 hours per week)
M. Oussama Laraichi, PhD	Director of Operations	June 1, 2018 to Present	Part-Time (8 hours per week)
Sole Director:			
Mark A. Ryan	Founder, Executive Chairman, President, and Chief Executive Officer	May 23, 2011 to Present	Full-Time

Mark A. Ryan – Founder, Executive Chairman, President, and Chief Executive Officer. Over 30 years of continued success in building and managing companies. Founded ITerum Energy / Pyramid Green Power in 2011. Held senior positions in accounting/finance, operations, marketing and sales, product development and engineering. Early career positions with major corporations including Hughes Electronics and Parker Hannifin. Co-inventor of LTPC Prime Mover. Platinum LEED certification. Graduate studies in Business Administration. M.S. Engineering from Portland State University. B.S. Finance and Accounting from Oregon State University.

Todd E. Stevens, PhD – Director of Technology. Over 20 years of technology development, technical management, and consulting experience for renewable energy, fuel cell and semiconductor companies. Since 2020, Director of Technology, ITerum Energy. Since 2010, Managing Director and Consultant, Inovus Energy. Prior Vice President of Engineering at Neah Power; Vice President of Engineering at Neah Power; Senior Project Engineer at Mesoscopic Devices; and Director of Research and Development at Synetics Solutions. Former Assistant Professor at Oregon Institute of Technology. Licensed Professional Engineer (PE). PhD and M.S. in Mechanical Engineering from Clarkson University - characterized advanced solar materials as a NASA fellow. B.S. in Mechanical Engineering from the University of Maine.

M. Oussama Laraichi, PhD – Director of Operations. Over 10 years of international experience in industrial management and technology with expertise in supply chain management. Business Analytics and Systems Transformation at Wolters Kluwer Health. Previously worked in Integrated Resource Planning at Portland General Electric, and in Business Systems Transformation at Arkadin. Prior Project Manager for cutting edge ERP solutions at Groupe PSA, a leading European automotive corporation. PhD in Technology Management from Portland State University. M.S. in Information Systems Management and B.S. in Computer Science from the University of Bordeaux (France).

Cullen P. Ryan – Director of Field Services and Secretary. Over 10 years of engineering experience applying renewable energy technologies. Regional Field Services Manager at Powin Energy. Applications Engineer, Leviton Manufacturing Corp. Internships with Intel and Industra Construction. Absentee Shawnee Native American Tribe. Member of American Indian Science and Engineering Society (AISES), Association of Energy Engineers (AEE), and IEEE - Power and Energy. M.S. in Global Energy Management from the University of Colorado. B.S. in Renewable Energy Engineering from Oregon Institute of Technology.

ADVISORY BOARD

The Company has the following advisors:

David Becker – Business Advisor. Working relationships with senior industry and U.S. military leaders. Since 2021, full time facility in Computer and Networking Systems at Linn Benton Community College. From 2014 – 2019, Dean of Advanced Manufacturing and Transportation at Linn Benton Community College. From 1980 – 2000 (retired), Lieutenant Colonel, U.S. Marine Corps. M.S. in Computer Science from Oregon State University. B.A. in Business Administration from Oregon State University.

Stephen J. Feeley – Business Advisor. Over 45 years of experience in risk mitigation, international insurance, and business structures. Retired past President of Farmers Insurance Group, joined Farmers in 1974 as an auto underwriter and then rose through various executive and managerial positions. Board member of Farmers Group; California Chamber of Commerce, and the California Business Roundtable. Past Chairman of the Personal Insurance Federation of California (lobbying organization); the California Assigned Risk Advisory Board; and the Western Association of Assigned Risk Plans. Previously served on the Boards of the Association for California Tort Reform; Insurance Industry Charitable Foundation; and the Public Affairs Council of the California Chamber of Commerce. General Insurance Certificate from Insurance Institute of America. B.S. from Portland State University.

Wallace A. Glausi – Legal Advisor. Over 25 years of U.S. and international law experience including on energy, power, and real estate transactions. Since 2019, General Counsel to select clients. Previously served as Partner at Gordon Rees LLP; Buchlater/Ater Wynne LLP; and Dunn Carney et al White & Lee LLP; Member of U.S. State Bar in Oregon, Washington, and New York. Juris Doctor from the University of Oregon. M.A. in Law and Letters from Georgetown University Law Center. Diploma in International Law from Notre Dame University (U.K.).

Kenneth Pearson – Technical Advisor. Over 25 years of experience in developing and engineering disruptive technologies. Since 2021, co-founded and President of Mystere Energy Group. Since 2009, Managing Director at Blue Marble Consulting Group. Past President if AMF Roadmaster, and Executive Vice President of Columbia Bancshares. Engineering designs included direct ingestion, geothermal turbines, and multi-phase re-injection pumps (liquids/solids/gas). Patents for advanced, high efficiency, valveless, Scotch yoke engine designs with laminar fluid seals, in ORC, diesel, and magnetic versions. University of Sydney – 2 years of law school. B.A. with honors from University of Sydney.

OWNERSHIP AND CAPITAL STRUCTURE

Ownership

The following table shows who owns more than 20% of Company's voting securities as of July 31, 2022:

Name of Beneficial owner	Amount and class of securities held	Percent of voting power prior to the Offering
Mark A. Ryan *	10,217,545 Class A Voting Common Stock	45.80%

* Held by Eyton LLC (fully owned holding company)

The following table describes our capital structure as of July 31, 2022:

Class of Equity	Authorized Limit	Issued and Outstanding	Committed, Not-issued	Available
Class A Voting Common Stock	1,000,000,000	22,309,392	0	977,690,608
Class B Non-Voting Common Stock	5,000,000	0	2,500,000*	2,500,000
Convertible Promissory Notes	$62,750			

* Number of Class B Non-Voting Common Stock reserved for issuance in this Offering.

USE OF PROCEEDS

The Company anticipates using the proceeds from this offering in the following manner:

Purpose or Use of Funds	Allocation After Offering Expenses for a $25,000 Raise	Allocation After Offering for a $5,000,000 Raise
Growth of SPV Project LLCs – modular fabrication and installation	$0	$2,000,000
Inventory, equipment, and team development	$0	$1,000,000
Research and development	$0	$500,000
Sales and marketing (including for Reg CF offering)	$23,000	$1,000,000
Transaction and closing costs	$2,000	$500,000

The identified uses of proceeds are subject to change at the sole direction of the officers and directors based on the business needs of the Company.

FINANCIAL DISCUSSION

Financial statements

Our financial statements can be found in Exhibit A to the Form C of which this Offering Memorandum forms a part. The financial statements were audited by Fordham & Co LLP. The following discussion should be read in conjunction with our audited financial statements and the related notes included in this Offering Statement.

Iterum Energy is currently transitioning to the commercial stage from a development stage company. In its development stage, the Company experienced losses and negative cash flows from operations since inception. The Company plans to obtain additional funding in the future to finance its business strategy, operations, and growth. Management believes recent market developments have increased its opportunity for sales, including

- War in Ukraine and demand for energy – ITerum Energy's solution for energy is more valuable to the industry by utilizing heat pollution to create electricity and reducing the cost of energy to industrial facilities
- Climate change and global warming – increased scrutiny by U.S. state and federal legislatures should support the demand for ITerum Energy's engineered solutions
- U.S. Federal Tax Credit recognizing Waste Heat (available January 2021) – new U.S. tax credit places ITerum Energy projects on equal terms as traditional solar, wind, and geothermal projects – and enhances the Company's opportunity for sales

The Company's Net Revenues for the fiscal year-ended December 31, 2021 were $0. As outlined in the Planned Milestones below, the Company has executed an LOI with customers for its first [two] Power Production systems, and expects to receive first revenues during the second half of 2023.

The Company's Operating Expenses for the fiscal year-ended December 31, 2021 were $287,325.

As a result, the Company incurred a Net Loss from operations of $290,125 for the fiscal year-ended December 31, 2021.

As of the fiscal year-ended December 31, 2021, the Company had cash in the amount of $11.

As of the fiscal year-ended December 31, 2021, the Company had Asset of $3,097,299 reflecting Intellectual Property of $3,000,000, Patents of $39,206, and Costs of Patents (pending) of $58,082.

Current Liabilities consisted of an Accounts Payable of $895,760 and Note Due to Related Party (Cullen Ryan) of $2,750 for the fiscal year-ended December 31, 2021. See Related Party Transactions below.

From January 1, 2022 to March 31, 2022, the Company had Revenues of $0, Operating Expenses of $20,535 – yielding a Net Loss of $20,535.

As of March 31, 2022, the Company had Current Liabilities $894,167 reflecting Accounts Payable of $871,417 and Note Due to Related Party of $2,750. Long Term Liabilities total $60,000 reflecting two Convertible Notes ($20,000 Cristopher Hall; $40,000 MidAtlantic AIR LLC Pete Sachs). See Related Party Transactions below.

Historical Milestones

ITerum Energy Company is pre-revenue entity transitioning from the research to commercialization stage - with no operating history. The following milestones have been achieved as we plan to begin our operations:

- 2013 – Proof of concept was demonstrated
- 2017 – Near full-scale beta designs were build and tested
- 2015 - 2019 – Full-scale component and process designs were engineered, procured, and produced
- 2019 – Final design and commercial-scale prototype built
- 2019 – Presented heat-recovery technology for internal combustion engines at several landfill gas locations in the U.S.; negotiations continue
- 2019 – Presented diesel-fueled electricity generation assets to improve efficiency and reduce consumption of hydrocarbons and emissions at various global remote locations
- 2022 – Name change to ITerum Energy Company to enhance the Company's international visibility
- 2022 – Entered into Letter of Intent (LOI) with Benchmark Renewable Energy for the supply of a WTP project for ethanol refinery units

Planned Milestones

The following milestones are planned as we begin our operations:

- 4Q 2022 – Purchase of components and inventory to commercialize ITerum Power Production Modules
- 2Q 2023 – Deliver first full-scale ITerum Power Production system
- 3Q 2023 – Deliver second full-scale Iterum Power Production system

RELATED PARTY TRANSACTIONS

- Majority of Class A Voting shares are held by the Company's sole director, Mark A. Ryan (10,217,545 shares per Eyton, LLC) and related parties including Crystal Ryan (4,000,000 shares per Four Moons Holdings, LLC), Cullen Ryan (2,000,000 shares per The LPM Company, LLC), and Moira Ryan (2,000,000 shares per MCK, LLC) which will be able to exercise voting rights with respect to an aggregate of 18,217,545 shares of Class A Common Stock, representing approximately 81.66% of the voting power of the Company's outstanding capital stock.
- As of year-end 2021, the Company owed $2,750 to a family member and shareholder (Cullen Ryan); there no terms for repayment and the amount had been included in Current Liabilities.
- The Company has a consulting agreement with a shareholder. As of December 31, 2021, the Company owed $485,815 to the shareholder which was included in Accounts Payable.

RECENT OFFERINGS OF SECURITIES

ITerum Energy Company has made the following issuances of securities within the last three years:
- On November 1, 2019, we granted 500,000 shares of Class A Voting Common Stock to Mark A. Ryan (Eyton, LLC) in reliance on Section 4 (a)(2) of the Securities Act, for consideration of $125,000.

SECURITIES BEING OFFERED AND RIGHTS OF THE SECURITIES OF THE COMPANY

The following descriptions summarize important terms of our capital stock. This summary reflects ITerum Energy Company's Certificate of Incorporation and does not purport to be complete and is qualified in its entirety by the Certificate of Incorporation and its Second Amended and Restated Bylaws and Fourth Amended and Restated Articles of Incorporation. For a complete description the Company's capital stock, you should refer to our Certificate of Incorporation and our Bylaws and applicable provisions of the Nevada General Corporation Law.

General

The Company's authorized securities consist of up to 1,005,000,000 shares, of which 1,000,000,000 are Class A Voting Common Stock and 5,000,000 are Class B Non-Voting Common Stock. As of July 11, 2022, there were 22,309,392 shares of Class A Voting Common Stock outstanding and no shares of Class B Non-Voting Common Stock outstanding. For this Regulated CF offering, the Company plans to issue 1,000,000 shares of Class B Non-Voting Common Stock at $2.00 per share.

Class B Non-Voting Common Stock have the same rights and powers of, ranks equally to, shares ratably with and is identical in all respects, and as to all matters to Class A Voting Common Stock; except that our Class B Non-Voting Common Stock is non-voting and is not entitled to any votes on any matter that is submitted to a vote of our stockholders, except as required by Nevada Law.

Common Stock

Dividend Rights. Holders of Common Stock are entitled to receive dividends, as may be declared from time to time by the board of directors out of legally available funds. The Company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this Offering or in the foreseeable future.

Voting Rights. The Class A Voting Common Stock shall have the right to vote on all matters of the Company. The Class B Non-Voting Common Stock shall not have the right to vote on any matters of the Company.

Right to Receive Liquidation Distributions. In the event of the Company's liquidation, dissolution, or winding up, holders of its Common Stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of the Company's debts and other liabilities.

Rights and Preferences. Holders of the Company's Common Stock have no preemptive, conversion, or other rights, and there are no redemptive or sinking fund provisions applicable to the Company's Class A Voting Common Stock.

What it Means to be a Minority Holder. As an investor in Class B Non-Voting Common Stock of the Company, you will not have any rights in regard to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties.

Transferability of securities. For a year, the purchased Regulation CF securities can only be resold:

- In an IPO or other public offering registered with the SEC
- To the Company
- To an accredited investor
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance

Transfer Agent. The Company has engaged Colonial Stock Transfer Company, Inc. as its SEC registered securities transfer agent. Colonial Stock Transfer Company will be responsible for keeping track of who owns the Company's securities and maintain current records of investors.

DILUTION

Investors should understand the potential for dilution. The investor's stake in a Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger Company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the Company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2020 Jane invests $20,000 for shares that represent 2% of a Company valued at $1 million.

- In December the Company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the Company but her stake is worth $200,000.

- In June 2021 the Company has run into serious problems. In order to stay afloat, it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the Company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round", the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the aggregate total amount of convertible notes that the Company has issued (and may issue in the future, and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

VALUATION

The valuation of a firm is an estimation of its expected future cash flows - based upon current market expectations for the firm's performance and associated risks. However, the future cannot be accurately predicted, and each firm is inherently unique compared to its peer group. Further, different investors may value the firm differently reflecting different assumptions or risk profiles.

There are two main approaches to valuing a firm: (i) relative valuation and (ii) discounted cash flow analysis. In many cases both approaches may be applied to estimate a valuation.

Relative valuation attempts to value a firm based on its price compared to its financials (such as revenues, earnings, book value and enterprise value). Examples include relative valuation multiples such as price-to-earnings, price-to-sales, price-to-book, and enterprise value-to-EBITDA. These multiples are compared to other companies within the firm's peer group to estimate a firm's value, or to estimate if the firm is under- or over-valued.

By comparison, the discounted cash flow (DCF) approach views the firm independently and uniquely based on the present value of its expected future cash flows, and uses peer group market multiple to estimate its Exit valuation (or "Terminal Value").

If a firm has established operations with current assets and a history of operating revenues and cash flows, then its current valuation may be estimated using a relative valuation, DCF, or a combination of both approaches.

By comparison, if a firm is early-stage with little of any operating revenues and assets, then its current valuation may be estimated using a DCF approach.

How we determined the offering price

ITerum Energy Company is an early-stage firm with no operating revenues and limited assets. As a result, our offering price of $2.00 per share was based upon an estimated pre-money valuation of $44.62 million, determined internally by the Company using a DCF valuation:

- Management's best estimates for five-year forecast of Revenues, Operating Expenses and Capital Costs
- Estimated Terminal Valuation, conservatively estimated at end of forecast year 2 using an Exit Revenue multiple of 5.56x, based upon an internal Comparative Company Analysis of recent public and private transactions within the environmentally-friendly Clean Energy/CleanTech – Waste to Power (WTP) sector (median range 5.35x – 14.59x)

REGULATORY INFORMATION

Disqualification. Neither the Company nor any of its officers or managing members are disqualified from relying on Regulation CF.

Annual reports. The Company has not filed annual reports to date. Any annual reports will be posted on the Company's website, https://www.iterumenergy.com

Compliance failure. ITerum Energy Company has not previously failed to comply with the requirements of Reg CF.

INVESTING PROCESS

Information Regarding Length of Time of Offering

Investment Cancellations. Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once the offering period is within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

Notifications. Investors will receive periodic notifications regarding certain events pertaining to this offering, such as the Company reaching its offering target, the Company making an early closing, the Company making material changes to its Form C, and the offering closing at its target date.

Material Changes. Material changes to an offering include but are not limited to a change in minimum offering amount, change in security price, change in management, etc. If an issuing Company makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled, and the funds will be returned.

Rolling and Early Closings. The Company may elect to undertake rolling closings, or an early closing after it has received investment interests for its target offering amount. During a rolling closing, those investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the Company, and issuance of securities to the investors. During this time, the Company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C. In an early closing, the offering will terminate upon the new target date, which must be at least five days from the date of the notice.

Investor Limitations. Investors are limited in how much they can invest on Regulation CF offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the greater of their annual income or Net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

Updates. Information regarding updates to the offering and to subscribe can be found here, https://castleplacement.com/portfolio/iterumenergy/

IMPORTANT INFORMATION FOR INVESTORS REGARDING CASTLE PLACEMENT

Castle Placement, LLC (Castle) is registered with the U.S. Securities and Exchange Commission ("SEC") as a broker-dealer and is also a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). We raise private equity and debt capital for our clients. Our private placements are offered under Regulation D, Regulation A, Regulation Crowdfunding.

Castle does not make recommendations of securities to investors

The company issuing securities is Castle's client. If you are an investor, you are not a customer or client of Castle.

When someone invests in one of our transactions Castle receives a success fee (a percentage of the amount invested). This creates an inherent conflict of interest for Castle, and the investor should consider this when making his or her investment decision.

Castle does not make any recommendations whatsoever regarding your investment. All of our activities are done in a broker-dealer capacity. We are not an investment adviser and we do not provide investment advisory services. Our client in an offering is the issuer, not the investor.

Our brokerage services are the primary focus of this guide. Our Form CRS contains additional important information about the types of services we offer, along with general information related to compensation, potential conflicts of interest, disciplinary action, and other reportable legal information. Form CRS is available via website at Investor.gov/CRS.

Castle encourages you to review the information in this guide carefully, along with any applicable account agreement(s) and disclosure documentation that you may receive from us or that is contained on our website. Please review this guide carefully, as it summarizes important information concerning the scope and terms of the brokerage services we offer and details the potential conflicts of interest that may arise through our delivery of brokerage services.

Brokerage Services. Castle provides the opportunity for investors to make self-directed investments in unregistered securities offerings, including private placements offered under Regulation D, Regulation A, and Regulation Crowdfunding. We offer limited investment products and services. A private placement is a non-public offering of securities exempt from full SEC registration requirements. "Institutional Investors" is defined in FINRA Rule 4512(c) and includes (i) a bank, savings and loan association, insurance company or registered investment company; (ii) an investment adviser registered either with the SEC or with a state securities regulatory agency; or (iii) any other person (whether a natural person, corporation, partnership, trust or otherwise) with total assets of at least $50 million. "Accredited Investors" is defined in SEC Rule 501(a) and includes natural persons with a net worth of more than $1 million (not including the person's primary residence) or with an annual income at least $200,000 each year for the last two years (or $300,000 combined income with the person's spouse or spousal equivalent) and have the expectation to make the same amount during the current year.

Most private placements have a minimum investment amount which can vary by issuer and placement. Investment minimums may be waived and will be listed in the private placement memorandum ("PPM") or similar offering documents.

Castle offers its private placements on a best-efforts basis. This means that we do not guaranty or agree to raise all the money requested by the issuer.

As an investor, we do NOT enter into a fiduciary relationship with you. We do NOT make recommendations of securities to you. The company issuing securities is Castle's client. You are not a customer or client of Castle. Once you subscribe for a private placement, we will not monitor your investment for you.

It is important for you to understand that our Registered Representatives do not make recommendations to you. Since you are not a customer or client of Castle, we are not able to consider reasonably available alternatives to a particular investment opportunity. Castle does not have comprehensive information regarding your investment objectives, risk tolerance, liquidity needs, time horizon, financial needs, tax status, and other financial information that would be required to make an investment recommendation to an investor.

You may accept or reject any investment, in your sole and absolute discretion. It is also your responsibility to monitor your investments, and we encourage you to do so regularly. We do not provide ongoing monitoring of any securities. If you prefer ongoing monitoring of your investments, you should speak with a financial professional about whether an advisory services relationship is more appropriate for you.

We may, from time to time, provide you with additional information and resources to assist you with managing your investment. This may include without limitation educational resources, financial reports, summaries and/or updates about the issuer. When we offer this information, we do so as a courtesy to you. These activities are not designed to monitor specific investment holdings, and they do not contain specific investment recommendations about investment.

You should not consider any information that we make available to you, or any of our activities, a recommendation to invest in, trade, or hold any particular security.

Castle does not offer all types of securities. Instead, we offer limited investment opportunities including private placements, unregistered interests, and certain other securities. Other security products or brokerage services may be more suitable for you, given the limited scope of our offerings.

Investment Risks. There are very significant risks involved in investing in Castle offerings. It is extremely important for you to understand these risks. All investment recommendations and activities involve risk, including the risk that you may lose your entire principal. Private placements, equity crowdfunding, and other unregistered interests are higher-risk investments. Although these investments may have the potential for higher returns, they also have the real potential for greater losses, including the very real risk that you will lose your entire investment. You should only consider investing in higher-risk investments offering the potential for greater returns if your "risk tolerance" (meaning the amount of risk or loss you are willing and able to accept, in order to achieve your investment goals) is extremely high. Castle encourages you to carefully consider your investment objectives and risk tolerance before investing.

Risks and Illiquidity. Equity crowdfunding investments and private placements are extremely speculative, illiquid, and include significant and unique risks, including the total loss of investment. While Castle takes reasonable care in determining the investment opportunities that we offer, equity crowdfunding and private placements involve significant risk, and you may lose your entire investment.

There is no guarantee that any equity crowdfunding and private placement will meet your investment goals, or that the securities we offer will perform as anticipated. Please consult any available PPM or other offering documents for any security for a discussion of risks associated with the investment.

The PPM or other offering documents contain important information about a particular company's or investment's business, operations, financial condition, and risks. The following risks represent a summary of risk factors, but are not meant to be all inclusive:

Equity Crowdfunding and Private Placement Investments are Generally Risky and there is No Guarantee of Success. These investments bear the risk of partial or complete loss of capital. There is no guarantee that an investment will be profitable, and the entire investment may be lost.

Illiquid Securities. Equity crowdfunding and private placements have limited transferability. As a result, investors may not be able to liquidate their interest in an issuer. Because of a variety of restrictions upon the transferability of the issuance, including restrictions imposed by federal securities laws, an investor may be required to retain their investment indefinitely. As a result, there may never be a market of any kind for the purchase and sale of the interests, and prospective investors must understand that this increases the overall risk of the investment.

The Economy and Volatile Capital Markets. Conditions in the global capital markets and the economy generally materially affect all issuers. Similarly, concerns over inflation, energy costs, geopolitical issues, the availability, and the cost of credit may contribute to increased volatility and diminished expectations for the economy the markets or this investment going forward. These factors, among others not listed, may contribute to the increased likelihood of failure by the issuer, and loss of the entire investment. Small and new businesses may be particularly susceptible to such factors and conditions.

Forward-Looking Statements. The materials provided to the investor may contain forward-looking statements including without limitation words and expressions such as "will be", "believe", "anticipate", "intend", "plan", "seek", "expects", "estimates", "projects" and similar words and expressions. Such statements regarding future events and/or the future financial performance of an issuer are subject to certain risks and uncertainties which could cause actual events or the actual future results of the investment and the issuer to differ materially from such forward-looking statements. Certain of these risks include changes in the markets in which the issuer operates, technological advances, changes in applicable regulations and new entries into the market. In light of the significant risks and uncertainties inherent in the forward-looking statements included, the inclusion of such statements should not be regarded as a representation by the issuer or any other person that the objective and plans of the issuer will be achieved, and the investor should understand that there is a significant risk that they will not be achieved.

The risks of each issuer, equity crowdfunding and private placement are unique. Accordingly, it is extremely important for the investor to review the PPM or other offering material, understand the unique risks of the particular investment under consideration, and ask additional questions about the business practices and risks associated with any equity crowdfunding and private placement.

Castle Compensation/Brokerage Fees. Equity crowdfundings and private placements provide a way to invest in private companies, but they involve significant risks, fees and costs – and as such are not for everyone. You will pay transaction-based fees when you subscribe to a private placement. These transaction-based fees are generally referred to as a "commission" or a "sales concession." The fees in these types of transactions are substantial.

Castle receives sales compensation for each placement based on the amount of money invested. The amount of compensation is generally 3-10% of your initial investment, but the exact amount varies by issuer. The specific fees and expenses associated with a private placement are listed in the PPM or similar offering document. Exact terms of fees and expenses vary between each equity crowdfunding and private placement offering and should be considered carefully as part of your investment decision.

Conflicts of Interest. A conflict of interest is a situation in which Castle engages in a transaction or activity where our interest is materially averse to your interest. Potential conflicts of interest may exist when we provide services to you. The mere presence of a conflict of interest does not imply that harm to your interests will occur, but it is important that we acknowledge the presence of such conflicts. Moreover, our regulatory obligations require that we establish, maintain, and enforce written policies and procedures reasonably designed to address potential conflicts of interest associated with any recommendations to you. We take these obligations very seriously.

Typically, our conflicts of interest are the result of compensation structures and other financial arrangements among Castle, our Registered Representatives, our clients and third parties. Securities rules allow for us, our Registered Representatives, and our affiliates to earn compensation when we provide brokerage services to you. However, the compensation that we and our Registered Representatives receive from you varies based upon the product or service you purchase, which may create a financial incentive for Castle to sell products and services to you that generate greater compensation. This could significantly impact your investment returns.

Castle is committed to taking appropriate steps to identify, mitigate and avoid conflicts of interest. Below you will find additional information related to potential conflicts of interest. This information is not intended to be an all- inclusive list of potential conflicts, but generally describes those conflicts that may be material to you. In addition to this disclosure, conflicts of interest are disclosed to you in various agreement(s) and disclosure documents and other information we make available to you, including on our website at www.castleplacement.com.

Compensation We Receive From Clients.

Transaction-based conflicts. As an investor, you may pay certain fees (commissions and sales concessions) in connection with investing in an equity crowdfunding or private placement. Where these fees apply, the more transactions you enter into, the more compensation received by Castle and the

Registered Representative. This compensation may create an incentive for us to sell equity crowdfundings and private placements to you.

Castle Registered Representatives are compensated based on the percentage of revenue generated from sales of products and services. This compensation may vary by the product or service. Equity crowdfundings and private placements typically carry higher fees than other types of securities. Therefore, Registered Representatives may be incentivized to sell these products over other brokerage products. We have entered into placement agent and other such agreements with certain sponsors of equity crowdfundings and private placement offerings. By introducing an equity crowdfunding or private placement sponsor to an investor, who ends up investing in the offering, we may receive fees or other compensation. We maintain policies and procedures designed to ensure that these conflicts are managed appropriately.

We do not open brokerage accounts for investors. For further clarification, as a retail investor that is considering or actually does invest in a transaction listed on Castle's website or otherwise marketed by us, you are not our client. Our client is the issuer of the securities. Any services provided by Castle to retail investors are done so on behalf of our client, the issuer of these securities. Since retail investors in these securities are not clients of Castle and do not have accounts with Castle, Castle does not obtain any investor's specific investment profile or circumstances (current investment portfolio, income, expenses, dependents, health, goals, risk tolerance, return objectives, other obligations/liabilities, etc.). Therefore, Castle is not in a position to, and does not, make any recommendations as to whether these securities are appropriate for a specific investor or in a specific investor's best interest.

Further, any advertisements, emails and/or any other communication received by retail investors in connection with offerings contain information and representations from the Issuer – they are not recommendations by Castle to purchase these securities or representations made by Castle, and they are not a call to action for you to invest. Your decision to invest is yours alone, with the help of your professional and legal advisors.

We are an issuer's agent, which means that unless we have a written agreement with you to the contrary, we are not your agent and we do not give advice or make recommendations about specific securities, types of securities or investment strategies involving securities to you. To the extent that a solicitation or call to action is deemed to be a recommendation under U.S. law or regulation, you should be aware that we are inherently conflicted with your interests, and you should seek advice from an investment advisor or a broker who will act as your agent.

We do not provide advice or recommendations about securities, investment strategies, or investment accounts. If you seek such advice, you should establish a relationship with an investment advisor or broker to serve as your agent. If a solicitation or call to action were deemed to be a recommendation under U.S. law or regulations, then we would be subject to Regulation BI and we would be required to act in your best interest and not put our interest ahead of yours. The way we make money creates some conflicts with your interests. You should understand and ask us about these conflicts because they could affect your investment results.

Compensation Received By Registered Representatives. Castle has both salaried personnel and independent contractors. Our salaried personnel (some of whom are registered representatives) receive a salary and discretionary bonus based upon their individual performance and firm performance. Our employees are prohibited from giving advice or making recommendations with respect to securities or investment strategies. Our independent contractors are registered representatives. They receive a portion of upfront fees paid to us, and commissions for the sales of securities issued. Our registered representatives, like our employees, are prohibited from giving advice or making recommendations with respect to securities or investment strategies. All of our employees and independent contractors are agency brokers, not advisors. Compensation is tied directly or derives from sales by us, which significantly makes worse the conflicts of interest described herein.

Personal Trading Activities. Castle Registered Representatives may invest in the same private placements offered to investors. This may create a conflict of interest in that they may invest without paying a commission. Sometimes, additional fees are earned based on the total amount raised, or a minimum amount raised. Our written supervisory procedures are designed to assure that the personal securities transactions, activities, and interests of the Registered Representatives of Castle will not interfere with making decisions in the best interests of investors or implementing such decisions while, at the same time, allowing Castle Registered Representatives to invest for their own accounts. Castle has procedures to monitor the personal trading activities and securities holdings of each of our Registered Representatives and includes procedures for limitations on personal securities transactions of associated persons. These policies are designed to discourage and prohibit personal trading that would disadvantage investors.

Additional Resources. To research Castle and our financial professionals, you can visit Investor.gov/CRS for a free and simple search tool. You can also call a Registered Representative at (212) 418-1180 to request up-to-date disclosure information or to ask any questions you have about this brochure or services offered by Castle Placement, LLC.

EXHIBIT A: AUDITED FINANCIAL STATEMENTS